Exhibit 21.1

SUBSIDIARIES OF COMPASS THERAPEUTICS, INC.

Name	Jurisdiction of Formation / Incorporation
Compass Therapeutics LLC	Delaware
Compass Therapeutics Advisors Inc.	Delaware
BBV International Compass Inc.	Delaware
Biomatics – Compass, Inc.	Delaware
CHI II Blocker LLC	Delaware
OrbiMed Private Investments V – KA (Blocker), Inc.	Delaware